EXHIBIT 5.
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P R E S S   R E L E A S E
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                         [LOGO - HARVEST ENERGY TRUST]

                       HARVEST ENERGY TRUST - NEWS RELEASE
                           (HTE.UN - TSX; HTE - NYSE)

        HARVEST ENERGY TRUST ANNOUNCES CLOSING OF C$260 MILLION PRODUCING
                  PROPERTY ACQUISITION AND NEW CREDIT FACILITY
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CALGARY, AUGUST 2, 2005 (TSX: HTE.UN, NYSE: HTE) - Harvest Energy Trust (the
"Trust" or "Harvest") is pleased to announce that it has closed its previously announced acquisition of crude oil producing properties in the Hay River area of north eastern British Columbia for $238 million, after closing adjustments.

The following outlines the highlights of the acquisition and benefits to Harvest stakeholders:

    o High quality property with a significant original oil in place (OOIP) accumulation, estimated to be approximately 180 million barrels with cumulative recoveries to date of 5.6%, consistent with Harvest's targeted acquisition strategy;

    o 5,200 barrels of oil production per day (bopd) of medium gravity oil (24(degree) API);

    o 19.8 million barrels of oil equivalent (MMBoe) of proved plus probable (P+P) reserves (6% natural gas) (17.2 MMBoe after royalties) as determined by independent petroleum engineers;

    o Favourable acquisition parameters of $45,800 per boepd of current production, $13.15 per boe of P+P reserves;

    o Recycle ratio of 2.8 times based on the independent engineering assessment. Recycle ratio measures return on investment and is the ratio of the netback received from production divided by the acquisition cost per boe;

    o Reserve life index (RLI) of 10.4, increasing Harvest's overall RLI to approximately 8.4;

    o    Area operating costs for 2005 estimated to be $7.75 per barrel;

    o    100% working interest and operated;

    o Significant inventory of property enhancement projects including infill drilling, fluid handling optimization and future natural gas oriented exploration and development opportunities;

    o    Approximately 54,000 net undeveloped acres of land; and,

    o On a pro forma basis, Harvest's total production will be approximately 40,000 boepd.

RESERVES:

The table below summarizes the acquired reserves (gross and net of royalties) as at April 1, 2005. The reserves were evaluated by Sproule Associates Ltd. ("Sproule") in accordance with National Instrument 51-101.

                                                     NATURAL GAS
                                    OIL (MBBL)          (MMCF)          MBOE
                                    ----------       -----------        ----
Gross of Royalties
         Proved Producing             12,893             6,512         13,979
         Total Proved                 15,335             6,512         16,420
         Proved plus Probable         18,518             7,566         19,779
Net of Royalties
         Proved Producing             11,354             5,464         12,264
         Total Proved                 13,435             5,464         14,346
         Proved plus Probable         16,143             6,346         17,200

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Press Release
Harvest Energy Trust                 Page 2 of 2                  August 2, 2005
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The property is situated in northern B.C. Development to date has consisted of multiple-leg horizontal producing and injection wells and potential exists for additional infill wells. Pressure support is provided by a natural gas cap, which the independent engineering assumes will start to be produced in 2016. 74 drilling locations have been identified, but will be subject to further analysis and economic evaluation.

Following from this acquisition, Harvest has approved a revised capital budget for 2005 of $110 million.

The acquisition was financed with a new revolving credit facility (the "New Credit Facility") with a syndicate of banks. The New Credit Facility increases Harvest's borrowing capacity from $325 million to $400 million and will bear interest at the prime rate plus an applicable margin as determined by the Trust's debt to cash flow ratio. The New Credit Facility is secured by a $750 million principal amount fixed and floating charge debenture over substantially all of the Trust's assets. The New Credit Facility is scheduled to mature in July 2006 subject to a one-year extension and a semi-annual review of the borrowing base.

The amount drawn on this facility was partially repaid with funds from the $250 million bought deal financing which closed earlier today. Pursuant to this financing, Harvest issued 6,505,600 Subscription Receipts at a price of $26.90 per subscription receipt for gross proceeds of $175 million and $75 million principal amount of 6.5% convertible unsecured subordinated debentures due December 2010. With the closing of the acquisition, holders of subscription receipts will receive one Trust Unit for each subscription receipt held, effective at 5:00 p.m. (Calgary time) today. Subscription receipt holders will be entitled to receive the September 15th distribution payment if they continue to hold their Trust Units until the record date for August distributions. Investors who hold their subscription receipts through brokers or other intermediaries need not take any action in order to receive the Trust Units to which they are entitled.

The Subscription Receipts and the Trust Units issuable upon conversion thereof as well as the Debentures have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction.

Harvest Energy Trust is a Calgary-based energy trust actively managed to deliver stable monthly cash distributions to its Unitholders through its strategy of acquiring, enhancing and producing crude oil, natural gas and natural gas liquids. Harvest trust units are traded on the Toronto Stock Exchange (TSX) under the symbol "HTE.UN" and on the New York Stock Exchange (NYSE) under the symbol "HTE". Please visit Harvest's website at www.harvestenergy.ca for additional corporate information and a recent corporate presentation.

INVESTOR & MEDIA CONTACTS:
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     JACOB ROORDA
      President            CORPORATE HEAD OFFICE:
                           Harvest Energy Trust
-------------------------- 2100, 330 - 5th Avenue S.W.
      DAVID RAIN           Calgary, AB   Canada   T2P 0L4
 Vice President & CFO
                           PHONE: (403) 265-1178
-------------------------- TOLL FREE: (866) 666-1178
      CINDY GRAY           Fax: (403) 265-3490
  Investor Relations &     EMAIL:   information@harvestenergy.ca
 Communications Advisor    WEBSITE:  www.harvestenergy.ca
  gray@harvestenergy.ca
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ADVISORY: Certain information regarding Harvest Energy Trust and Harvest
Operations Corp. including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks associated with oil and gas development, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.